February 16, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (407)835-3232

Clark Hettinga
Chief Financial Officer
CNL Retirement Properties, Inc
450 South Orange Avenue
Orlando, Florida 32801


Re: CNL Retirement Properties, Inc
 Form 10-K for Fiscal Year Ended
 December 31, 2004
 Filed March 10, 2005
 File No. 000-32607

Dear Mr. Hettinga:

    We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.


    Sincerely,


    Cicely Luckey
    Accounting Branch Chief